Mail Room 4561
								October 20, 2005

Thomas J. Drury, Jr.
Chief Executive Officer
Voxware Inc.
168 Franklin Corner Road
Lawrenceville, NJ 08648

Re:	Voxware, Inc.
  	Preliminary Schedule 14A
      Filed on October 14, 2005
      File No. 0-21403

Dear Mr. Drury:

      We have limited our review of your above-referenced filing to the issues discussed below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
Proposal 2:  Authorization to Effect Reverse Split, page 25
1. It appears that the company is seeking shareholder approval of three separate transactions: (a) the reverse stock split; (b) the decrease in the number of shares of authorized common stock; and
(c)
the authorization of 2 million shares of undesignated preferred stock. Bundling the shareholder approval of these amendments to your certificate of incorporation appears to be inconsistent with Rule 14a-4(a) and 14a-4(b)(1), which require that a proxy provide an opportunity to approve each separate matter intended to be acted upon. Please refer to Rule 14a-4 and Section II.H of SEC Release 34-
31326. These transactions should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card. Please be advised that if the effectiveness of any proposal is conditioned on the adoption of one or more other proposals, appropriate disclosure will be required to advise shareholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals.
2. Regarding the proposal to modify the capital stock, while you state that your proposal is to decrease the number of shares of authorized common stock, it is unclear whether you are proposing increase or decrease the number of authorized shares of preferred stock. To clarify, please disclose, in a table or similar format, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (ii) authorized but unissued or unreserved both before and after the adoption of the reverse stock split and change in authorized capital.
3. If you currently have plans, proposals or arrangements to effect acquisitions, equity financings, stock dividends or stock splits or other transactions that would involve the issuance of your common stock and preferred stock, please discuss these and their material terms. If you currently have no such plan, please so state.
4. In discussing the benefits of the proposed reverse stock split, you state that "the increase in the trading price of our Common Stock will help facilitate the possible listing" of the company on the Nasdaq Capital Market. If you retain your references to potential listing on the Nasdaq market, please provide a balanced discussion by identifying the criteria that the company presently does not satisfy.
What criteria must be satisfied or what changes must be made to satisfy each of the listing standards that you do not meet currently?
5. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.


	As appropriate, please amend your filing in respone to these comments. Your electronic filing should be accompanied by a copy of the revised filing that is marked in conformity with Item 310 of Regulation S-T. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please address all comments to Maryse Mills-Apenteng at 202-
551-
3457 or, in her absence, to Anne Nguyen, Special Counsel, at 202-
551-
3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	609-919-6701
      David Schwartz, Esq.
 	Morgan Lewis & Bockius



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Thomas J. Drury, Jr.
Voxware Inc.
October 20, 2005
Page 1